Exhibit 5.1
[Letterhead of Tiffany & Co.]
May 26, 2011
Tiffany & Co.
727 Fifth Avenue
New York, New York 10022
Gentlemen:
As Senior Vice President, General Counsel and Secretary of Tiffany & Co., a Delaware corporation (the “Company”), I am familiar with the Company’s Registration Statement on Form S-8 dated May 26, 2011 (the “Registration Statement”) to be filed with the Securities and Exchange Commission. The Registration Statement relates to the registration under the Securities Act of 1933, as amended (the “Act”), of 500,000 additional shares (the “Shares”) of the Company’s common stock, $0.01 par value per share, issuable pursuant to the Company’s Employee Profit Sharing and Retirement Savings Plan (the “Employee Plan”).
In that connection, I have examined originals, or copies certified or otherwise identified to my satisfaction, of such documents, corporate records and other instruments as I have deemed necessary for the purposes of this opinion. For purposes of this opinion, I have assumed the genuineness of the signatures and authority of persons signing documents on behalf of parties other than the Company, and the due authorization, execution and delivery of all documents by the parties thereto other than the Company.
This opinion is delivered pursuant to the requirements of Item 601(b)(5) of Regulation S-K under the Act.
Based upon the foregoing, I am of the opinion that the Shares will be, upon issuance and delivery and payment therefor in the manner described in the Employee Plan and the option agreements issued thereunder, duly and validly authorized, issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof.
I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Sincerely,

/s/ Patrick B. Dorsey Patrick B. Dorsey
Senior Vice President,
General Counsel and Secretary